Registration No. 333-183223

securities and exchange commission

Washington, D.C. 20549

__________________________

FORM T-1

Statement of Eligibility Under

The Trust Indenture Act of 1939 of a

Corporation Designated to Act as Trustee

Check if an Application to Determine Eligibility of

a Trustee Pursuant to Section 305(b)(2) ☒

_______________________________________________________

U.S. BANK NATIONAL ASSOCIATION

(Exact name of Trustee as specified in its charter)

31-0841368

I.R.S. Employer Identification No.

800 Nicollet Mall Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

Melissa A. Rosal

U.S. Bank National Association

190 S. LaSalle Street, 7th Floor

Chicago, IL 60603

(312) 332-7496

(Name, address and telephone number of agent for service)

Honda Auto Receivables 2015-1 Owner Trust

(Issuer with respect to the Securities)

(Exact Name of Obligor as specified in its charter)

American Honda Receivables LLC

(Depositor of the Trust)

(Exact Name of Registrant as specified in its charter)

Delaware	80-0695898
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20800 Madrona Avenue Torrance, California	90503
(Address of Principal Executive Offices)	(Zip Code)

Asset Backed Notes, Series 2015-1

(Title of the Indenture Securities)

FORM T-1

Item 1.	GENERAL INFORMATION. Furnish the following information as to the Trustee.

a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency
Washington, D.C.

b)	Whether it is authorized to exercise corporate trust powers.

Yes

Item 2.	AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.

None

Items 3-15.	Not Applicable.

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

1.	A copy of the Articles of Association of the Trustee.*

2.	A copy of the certificate of authority of the Trustee to commence business, attached as Exhibit 2.

3.	A copy of the certificate of authority of the Trustee to exercise corporate trust powers, attached as Exhibit 3.

4.	A copy of the existing bylaws of the Trustee, attached as Exhibit 4.

5.	A copy of each Indenture referred to in Item 4. Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7.	Report of Condition of the Trustee as of September 30, 2014 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

* Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.

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SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of St. Paul, State of Illinois on the 16th of January, 2015.

By: /s/ Melissa A. Rosal

Melissa A. Rosal

Vice President

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Exhibit 2

Office of the Comptroller of the Currency

Washington, DC 20219

CERTIFICATE OF CORPORATE EXISTENCE

I, Thomas J. Curry, Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq, as amended, and 12 USC 1, et seq, as amended, has possession, custody, and control of all records pertaining to the chartering, regulation, and supervision of all national banking associations.

2. "U.S. Bank National Association," Cincinnati, Ohio (Charter No. 24), is a national banking association formed under the laws of the United States and is authorized thereunder to transact the business of banking on the date of this certificate.

IN TESTIMONY WHEREOF, today, September 2, 2014, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the U.S. Department of the Treasury, in the City of Washington, District of Columbia.

Comptroller of the Currency

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Exhibit 3

Office of the Comptroller of the Currency

Washington, DC 20219

CERTIFICATION OF FIDUCIARY POWERS

I, Thomas J. Curry, Comptroller of the Currency, do hereby certify that:

1. The Office of the Comptroller of the Currency, pursuant to Revised Statutes 324, et seq, as amended, and 12 USC 1, et seq, as amended, has possession, custody, and control of all records pertaining to the chartering, regulation, and supervision of all national banking associations.

2. "U.S. Bank National Association," Cincinnati, Ohio (Charter No. 24), was granted, under the hand and seal of the Comptroller, the right to act in all fiduciary capacities authorized under the provisions of the Act of Congress approved September 28, 1962, 76 Stat. 668, 12 USC 92a, and that the authority so granted remains in full force and effect on the date of this certificate.

IN TESTIMONY WHEREOF, today, September 2, 2014, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the U.S. Department of the Treasury, in the City of Washington, District of Columbia.

Comptroller of the Currency

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Exhibit 4

AMENDED AND RESTATED
BYLAWS OF

U.S. BANK NATIONAL ASSOCIATION

ARTICLE I.

MEETINGS OF SHAREHOLDERS

Section 1. Annual Meeting

The annual meeting of shareholders shall be held at the main banking house of the Association or other convenient place duly authorized by the Board of Directors (the “Board”) at 11:00 a.m. on the second Tuesday in March of each year, or such other date or time which the Board may designate at any Board meeting held prior to the required date for sending notice of the annual meeting to the shareholders. Notice of such meeting shall be mailed to shareholders not less than ten (10) or more than sixty (60) days prior to the meeting date.

Section 2. Special Meetings

Special meetings of shareholders may be called and held at such times and upon such notice as is specified in the Articles of Association.

Section 3. Quorum

A majority of the outstanding capital stock represented in person or by proxy shall constitute a quorum of any meeting of the shareholders, unless otherwise provided by law, but less than a quorum may adjourn any meeting, from time to time, and the meeting may be held as adjourned without further notice.

Section 4. Inspectors

The Board of Directors may, and in the event of its failure so to do, the Chairman of the Board may appoint Inspectors of Election who shall determine the presence of quorum, the validity of proxies, and the results of all elections and all other matters voted upon by shareholders at all annual and special meetings of shareholders.

Section 5. Voting

In deciding on questions at meetings of shareholders, except in the election of directors, each shareholder shall be entitled to one vote for each share of stock held. A majority of votes cast shall decide each matter submitted to the shareholders, except where by law a larger vote is required. In all elections of directors, each shareholder shall have the right to vote the number of shares owned by him for as many persons as there are directors to be elected, or to cumulate such shares and give one candidate as many votes as the number of directors multiplied by the number of his shares equal, or to distribute them on the same principle among as many candidates as he shall think fit.

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Section 6. Waiver and Consent

The shareholders may act without notice or a meeting by a unanimous written consent by all shareholders.

ARTICLE II.

BOARD OF DIRECTORS

Section 1. Term of Office

The directors of this Association shall hold office for one year and until their successors are duly elected and qualified.

Section 2. Number

As provided in the Articles of Association, the Board of this Association shall consist of not less than five nor more than twenty-five members. At any meeting of the shareholders held for the purpose of electing directors, or changing the number thereof, the number of directors may be determined by a majority of the votes cast by the shareholders in person or by proxy. Any vacancy occurring in the Board shall be filled by the remaining directors. Between meetings of the shareholders held for the purpose of electing directors, the Board by a majority vote of the full Board may increase the size of the Board by not more than four directors in any one but not to more than a total of twenty-five directors, and fill any vacancy so created in the Board. All directors shall hold office until their successors are elected and qualified.

Section 3. Regular Meetings

The organizational meeting of the Board of Directors shall be held as soon as practicable following the annual meeting of shareholders at such time and place as the Chairman or President may designate. Other regular meetings of the Board of Directors shall be held quarterly at such time and place as may be designated in the notice of the meeting. When any regular meeting of the Board falls on a holiday, the meeting shall be held on the next banking business day, unless the Board shall designate some other day.

Section 4. Special Meetings

Special meetings of the Board of Directors may be called by the Chairman of the Board of the Association, or at the request of three or more Directors. Notice of the time, place and purposes of such meetings shall be given by letter, by telephone, in person, by facsimile, by electronic mail or other reasonable manner to every Director.

Section 5. Quorum

A majority of the entire membership of the Board shall constitute a quorum of any meeting of the Board.

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Section 6. Necessary Vote

A majority of those Directors present and voting at any meeting of the Board of Directors shall decide each matter considered, except where otherwise required by law or the Articles or Bylaws of this Association.

Section 7. Compensation

Directors, excluding full-time employees of the Bank, shall receive such reasonable compensation as may be fixed from time to time by the Board of Directors.

ARTICLE III.

OFFICERS

Section 1. Who Shall Constitute

The Officers of the Association shall be a Chairman of the Board, Chief Executive Officer, a President, a Secretary, and other officers such as Vice Chairman of the Board, Executive Vice Presidents, Senior Vice Presidents, Vice Presidents, Assistant Vice Presidents, Assistant Secretaries, Trust Officers, Assistant Trust Officers, Controller, and Assistant Controller, as the Board may appoint from time to time. The Board may choose to delegate authority to elect officers other than the Chairman, Chief Executive Officer, President, Secretary, Vice Chairman and Executive Vice Presidents, to the Chief Executive Officer or President. Any person may hold two offices. The Chief Executive Officer and the President shall at all times be members of the Board of Directors.

Section 2. Term of Office

All officers shall be elected for and shall hold office until their respective successors are elected and qualified or until their earlier death, resignation, retirement, disqualification or removal from office, subject to the right of the Board of Directors in its sole discretion to discharge any officer at any time.

Section 3. Chairman of the Board

The Chairman of the Board shall have general executive powers and duties and shall perform such other duties as may be assigned from time to time by the Board of Directors. He shall, when present, preside at all meetings of the shareholders and directors and shall be ex officio a member of all committees of the Board.

Section 4. Chief Executive Officer

The Chief Executive Officer, who may also be the Chairman or the President, shall have general executive powers and duties and shall perform such other duties as may be assigned from time to time by the Board of Directors.

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Section 5. President

The President shall have general executive powers and duties and shall perform such other duties as may be assigned from time to time by the board of Directors. In addition, if designated by the Board of Directors, the President shall be the Chief Executive Officer and shall have all the powers and duties of the Chief Executive Officer, including the same power to name temporarily a Chief Executive Officer to serve in the absence of the President if there is a vacancy in the position of the chairman or in the event of the absence or incapacity of the Chairman.

Section 6. Vice Chairmen of the Board

The Board of Directors shall have the power to elect one or more Vice Chairmen of the Board of Directors. Any such Vice Chairman of the Board shall participate in the formation of the policies of the Association and shall have such other duties as may be assigned to him from time to time by the Chairman of the Board or by the Board of Directors.

Section 7. Other Officers

The Secretary and all other officers appointed by the Board of Directors shall have such duties as defined by law and as may from time to time be assigned to them by the Chief Executive Officer or the Board of Directors.

ARTICLE IV.

COMMITTEES

Section 1. Compensation Committee

The duties of the Compensation Committee of the Association shall be carried out by the Compensation Committee of the financial holding company that is the parent of this Association.

Section 2. Committee on Audit

The duties of the Audit Committee of the Association shall be carried out by the Audit Committee of the financial holding company that is the parent of this Association.

Section 3. Trust Management Committee

The Board of Directors of this Association shall appoint a Trust Management Committee to provide oversight of the fiduciary activities of the Association. The Trust Management Committee shall determine policies governing fiduciary activities. The Trust Management Committee or such sub-committees, officers or others as may be duly designated by the Trust Management Committee shall oversee the processes related to fiduciary activities to assure conformity with fiduciary policies it establishes, including ratifying the acceptance and the closing out or relinquishment of all trusts. All actions of the Trust Committee shall be reported to the Board of Directors.

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Section 4. Other Committees

The Board of Directors may appoint, from time to time, other committees for such purposes and with such powers as the Board may direct.

ARTICLE V.

MINUTE BOOK

The organization papers of this Association, the Bylaws as revised or amended from time to time and the proceedings of all regular and special meetings of the shareholders and the directors shall be recorded in a minute book or books. All reports of committees required to be made to the Board shall be recorded in a minute book or shall be filed by the recording officer. The minutes of each meeting of the shareholders and the Board shall be signed by the recording officer.

ARTICLE VI.
CONVEYANCES, CONTRACTS, ETC.

All transfers and conveyances of real estate, mortgages, and transfers, endorsements or assignments of stock, bonds, notes, debentures or other negotiable instruments, securities or personal property shall be signed by any elected or appointed officer.

All checks, drafts, certificates of deposit and all funds of the Association held in its own or in a fiduciary capacity may be paid out by an order, draft or check bearing the manual or facsimile signature of any elected or appointed officer of the Association.

All mortgage satisfactions, releases, all types of loan agreements, all routine transactional documents of the Association, and all other instruments not specifically provided for, whether to be executed in a fiduciary capacity or otherwise, may be signed on behalf of the Association by any elected or appointed officer thereof.

The Secretary or any Assistant Secretary of the Association or other proper officer may execute and certify that required action or authority has been given or has taken place by resolution of the Board under this Bylaw without the necessity of further action by the Board.

ARTICLE VII.

SEAL

The Association shall have no corporate seal.

ARTICLE VIII.

INDEMNIFICATION OF DIRECTORS,

OFFICERS, AND EMPLOYEES

Section 1. General.

The Association shall indemnify to the full extent permitted by and in the manner permissible under the Delaware General Corporation Law, as amended from time to time (but, in the case of any such amendment, only to the extent that such amendment permits the Association to provide broader indemnification rights than said law permitted the Association to provide prior to such amendment), any person made, or threatened to be made, a party to any action, suit, or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that such person (i) is or was a director, advisory director, or officer of the Association or any predecessor of the Association, or (ii) is or was a director, advisory director or officer of the Association or any predecessor of the Association and served any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, advisory director, officer, partner, trustee, employee or agent at the request of the Association or any predecessor of the Association; provided, however, that the Association shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person, except for a proceeding contemplated by Section 4 of this Article VIII, only if such proceeding (or part thereof) was authorized by the Board of Directors.

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Section 2. Advancement of Expenses.

The right to indemnification conferred in this Article VIII shall be a contract right and shall include the right to be paid by the Association the expenses incurred in defending any such proceeding or threatened proceeding in advance of its final disposition, such advances to be paid by the Association within 20 days after the receipt by the Association of a statement or statements from the claimant requesting such advance or advances from time to time; provided, however, that if the General Corporation Law of the State of Delaware requires, the payment of such expenses incurred by a director, advisory director or officer in his or her capacity as a director, advisory director or officer (and not in any other capacity in which service was or is rendered by such person while a director, advisory director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Association of an undertaking by or on behalf of such director, advisory director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director, advisory director or officer is not entitled to be indemnified under this Article VIII or otherwise.

Section 3. Procedure for Indemnification.

To obtain indemnification under this Article VIII, a claimant shall submit to the Association a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification. Upon written request by a claimant for indemnification pursuant to the first sentence of this Section 3, a determination, if required by applicable law, with respect to the claimant’s entitlement thereto shall be made as follows: (1) if requested by the claimant, by Independent Counsel (as hereinafter defined), or (2) if no request is made by the claimant for a determination by Independent Counsel, (i) by a majority vote of the Disinterested Directors (as hereinafter defined), even though less than a quorum, or by a majority vote of a committee of Disinterested Directors designated by a majority vote of Disinterested Directors, even though less than a quorum, or (ii) if there are no Disinterested Directors or if the Disinterested Directors so direct, by Independent Counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to the claimant. In the event the determination of entitlement to indemnification is to be made by Independent Counsel at the request of the claimant, the Independent Counsel shall be selected by the Board of Directors. If it is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within 10 days after such determination.

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Section 4. Certain Remedies.

If a claim under Section 1 of this Article VIII is not paid in full by the Association within thirty days after a written claim pursuant to Section 3 of this Article VIII has been received by the Association, or if a claim under Section 2 of this Article VIII is not paid in full by the Association within twenty days after a written claim pursuant to Section 2 of this Article VIII has been received by the Association, the claimant may at any time thereafter bring suit against the Association to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Association) that the claimant has not met the standard of conduct which makes it permissible under the General Corporation Law of the State of Delaware for the Association to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Association. Neither the failure of the Association (including its Board of Directors or Independent Counsel) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the Association (including its Board of Directors or Independent Counsel) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

Section 5. Binding Effect.

If a determination shall have been made pursuant to Section 3 of this Article VIII that the claimant is entitled to indemnification, the Association shall be bound by such determination in any judicial proceeding commenced pursuant to Section 4 of this Article VIII.

Section 6. Validity of this Article VIII.

The Association shall be precluded from asserting in any judicial proceeding commenced pursuant to Section 4 of this Article VIII that the procedures and presumptions of this Article VIII are not valid, binding and enforceable and shall stipulate in such proceeding that the Association is bound by all the provisions of this Article VIII.

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Section 7. Nonexclusivity, etc.

The right to indemnification and the payment of expenses incurred in defending a proceeding or threatened proceeding in advance of its final disposition conferred in this Article VIII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Articles of Association, Bylaws, agreement, vote of shareholders or Disinterested Directors or otherwise. No repeal or modification of this Article VIII, or adoption of any provision inconsistent herewith shall in any way diminish or adversely affect the rights of any present or former director, advisory director, officer, employee or agent of the Association or any predecessor thereof hereunder in respect of any occurrence or matter arising, or of any claim involving allegations of acts or omissions occurring or arising, prior to any such repeal or modification.

Section 8. Insurance.

The Association may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Association or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Association would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware. To the extent that the Association maintains any policy or policies providing such insurance, each such director or officer, and each such agent or employee to whom rights to indemnification have been granted as provided in Section 9 of this Article VIII, shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage thereunder for any such director, officer, employee or agent.

Section 9. Indemnification of Other Persons.

The Association may grant rights to indemnification, and rights to be paid by the Association the expenses incurred in defending any proceeding in advance of its final disposition, to any present or former employee or agent of the Association or any predecessor of the Association to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of directors, advisory directors and officers of the Association.

Section 10. Severability.

If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (1) the validity, legality and enforceability of the remaining provisions of this Article VIII (including, without limitation, each portion of any paragraph of this Article VIII containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (2) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of any paragraph of this Article VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

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Section 11. Certain Definitions.

For purposes of this Article VI:

(1) “Disinterested Director” means a director of the Association who is not and was not a party to the matter in respect of which indemnification is sought by the claimant.

(2) “Independent Counsel” means a law firm, a member of a law firm, or an independent practitioner that is experienced in matters of corporation law and shall include any such person who, under the applicable standards of professional conduct then prevailing, would not have a conflict of interest in representing either the Association or the claimant in an action to determine the claimant’s rights under this Article VIII.

Section 12. Notices.

Any notice, request or other communication required or permitted to be given to the Association under this Article VIII shall be in writing and either delivered in person or sent by telecopy, telex, telegram, overnight mail or courier service, or certified or registered mail, postage prepaid, return receipt requested, to the Secretary of the Association and shall be effective only upon receipt by the Secretary.

Section 13. Payments

Notwithstanding any other provision of this Article VIII, however, (a) any indemnification payments to an institution-affiliated party, as defined at 12 USC 1813(u), for an administrative proceeding or civil action initiated by a federal banking agency, shall be reasonable and consistent with the requirements of 12 USC 1828(k) and the associated regulations; and (b) any indemnification payments and advancement of costs and expenses to an institution-affiliated party, as defined at 12 USC 1813(u), in cases involving an administrative proceeding or civil action not initiated by a federal banking agency, shall be consistent with safe and sound banking practices.

ARTICLE IX.
AMENDMENTS

These Bylaws, or any of them, may be added to, altered, amended or repealed by the Board at any regular or special meeting of the Board.

ARTICLE X.
GOVERNING LAW

This Association designates the Delaware General Corporation Law, as amended from time to time, as the governing law for its corporate governance procedures, to the extent not inconsistent with Federal banking statutes and regulations.

October 20, 2014

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Exhibit 6

CONSENT

In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Dated: January 16, 2015

By: /s/ Melissa A. Rosal

Melissa A. Rosal

Vice President

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Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 9/30/2014

($000’s)

9/30/2014
Assets
Cash and Balances Due From	$6,169,498
Depository Institutions
Securities	96,412,984
Federal Funds	61,856
Loans & Lease Financing Receivables	244,220,646
Fixed Assets	4,101,858
Intangible Assets	13,291,012
Other Assets	22,775,893
Total Assets	$387,033,747

Liabilities
Deposits	$284,226,575
Fed Funds	1,282,645
Treasury Demand Notes	0
Trading Liabilities	565,781
Other Borrowed Money	42,642,374
Acceptances	0
Subordinated Notes and Debentures	5,023,000
Other Liabilities	12,043,509
Total Liabilities	$345,783,884

Equity
Common and Preferred Stock	18,200
Surplus	14,266,407
Undivided Profits	26,110,078
Minority Interest in Subsidiaries	$855,178
Total Equity Capital	$41,249,863

Total Liabilities and Equity Capital	$387,033,747

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